





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerce Street Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1445 Ross Avenue, Suite 2700
(No. and Street)

Dallas	TX	75202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper
(Name – *if individual, state last, first, middle name*)

One California Street	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bobby Hashaway _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ , as
of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

Executive Vice President & COO
_____
Title


_____
Notary Public



SELINA DELGADILLO
Notary ID #129301361
My Commission Expires
August 21, 2021

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMERCE STREET CAPITAL, LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

COMMERCE STREET CAPITAL, LLC

CONTENTS

DECEMBER 31, 2018

EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Commerce Street Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Commerce Street Capital, LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
San Francisco, California
February 27, 2019



COMMERCE STREET CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS		
Cash and cash equivalents	$	635,595
Accounts receivable, net		310,089
Due from affiliates		3,455,472
Furniture and equipment, net of accumulated depreciation of $381,690		32,348
Prepaid expenses		82,757
	$	4,516,261
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities		
Deferred rent	$	235,425
Other liabilities		277,928
Total liabilities		513,353
Member's Capital		4,002,908
	$	4,516,261

See accompanying notes to financial statements.

COMMERCE STREET CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Commerce Street Capital, LLC (the "Company") is a limited liability company organized under the laws of the state of Texas on January 18, 2007. The Company is a wholly owned subsidiary of Commerce Street Holdings, LLC ("CSH"). CSH is a multi-member LLC.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business consists of several types of financial services, including investment banking, financial advisory and underwriting, agency and private placement transactions. The Company introduces its customers on a fully disclosed basis and clears all of its transactions through Raymond James & Associates, Inc. Accordingly, the Company operates under exemptive provisions of the SEC Rule 15c3-3(k)(2)(i) and Rule 15c3-3(k)(2)(ii).

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents. Money market funds are usually securities categorized in the fair value hierarchy as level 1 assets. At December 31, 2018, the Company had $535,279 in cash and $100,316 in cash equivalents. Cash equivalents are pursuant to the deposit with the Company's clearing broker.

Liquidity

During the year ended December 31, 2018, the Company incurred a loss of $1,018,993 and as of December 31, 2018, the Company had a member's capital of $4,002,908 and net capital of $120,236. During the year ending December 31, 2019, the Company's liquidity will largely be determined by revenues from active engagements with clients to provide financial advisory, consulting, valuation, monitoring and capital raise services.

Given the nature of its operations, the Company also plans to continuously do the following in the next 12 months to exceed its planned level of expenditures: (a) obtain additional revenues from new engagements; (b) reduce spending on operations. The Company's Member also has the ability and financial wherewithal to ensure the Company can continue to operate and meet its obligations for at least twelve months from the issuance of the financial statements, which may include capital or debt contributions and/or other measures, as needed.

December 31, 2018

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years.

Income Taxes

The Company is a single member limited liability company and thus is treated as a disregarded entity for income tax reporting purposes. All the tax on income or loss of the Company is borne by its member. Accordingly, the Company has not provided for federal income taxes.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Lease Accounting

In February 2016, the FASB issued new guidance related to the accounting for leases (ASU 2016-02). The new guidance requires the recognition of assets and liabilities on the balance sheet related to the rights and obligations created by lease agreements with terms greater than twelve months, regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement and presentation of expenses and cash flows arising from a lease will primarily depend upon its classification as a finance or operating lease. The new guidance requires new disclosures to help financial statement users better understand the amount, timing and cash flows arising from leases. This new guidance, including subsequent amendments, is first effective for our fiscal years beginning after December 15, 2018. Our implementation efforts include reviewing existing leases and service contracts, which may include embedded leases. While we continue to assess all of the effects of adoption, we currently believe the most significant effects on our financial statements relate to the recognition of new right-of-use assets and lease liabilities on our balance sheet for our operating leases and providing new disclosures about our leasing activities.

COMMERCE STREET CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Financial instruments not carried at fair value

The following table presents the carrying values and estimated fair values at December 31, 2018 of financial assets and liabilities, and information is provided on their classification within the fair value hierarchy.

Asset	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Cash and cash equivalents	$635,595	635,595	-	-	$635,595
Accounts receivable	$310,089	-	310,089	-	$310,089
Receivable from affiliates	$3,455,472	-	3,455,472	-	$3,455,472
Other liabilities	$277,928	-	277,928	-	$277,928
Prepaid Assets	$82,757	-	82,757	-	82,757
Deferred Rent	$235,425	-	235,425	-	235,425

2. Accounts Receivable

The Company's accounts receivable are balances due from customers for investment banking services provided. Accounts receivable are generally due upon receipt. During 2018, the Company had a limited number of contracts under which revenues are collected in quarterly installment payments. As of December 31, 2018, receivables of $26,610 are recorded under these contracts and included in accounts receivable on the statement of financial condition. Account balances outstanding longer than the contractual payment terms are considered past due. The Company reviews its aged receivables by considering several factors, including the aging of the past due balance, the customer's payment history, and the Company's previous loss history. The Company records an allowance for any balances that are deemed to be uncollectible. As of December 31, 2018, no allowance for doubtful receivables was recorded in the financial statements.

An analysis of the allowance for doubtful receivables for the year ended December 31, 2018 is as follows:

Beginning of year	$ 22,262
Addition of new reserves	-
Reversal of previous year's allowance for doubtful receivables	(22,262)
Write-off of reserved receivables	-
End of year	$ -

COMMERCE STREET CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

3. Related Party

The Company's member is CSH. The members of CSH are also members of Commerce Street Investment Advisor, LLC (dba Commerce Street Investment Management) ("CSIA"), and Commerce Street Capital Management, LLC ("CSCM"). The Company shares employees, retail space as well as normal operating contracts and vendor relationships under an expense sharing agreement with CSH, CSIA, and CSCM. As of December 31, 2018, CSC has approximately $3,455,000 due from affiliates. These related party receivables are settled through cash or non-cash transactions between related parties as directed by the members of CSH.

During the year, a member of CSH was on the board of an investment banking customer. As of December 31, 2018, there was no receivable due from this customer.

During the year, certain employees of CSH, as well as members of CSH, were independent passive investors in investment banking customers.

4. Furniture and Equipment

Furniture and equipment as of December 31, 2018 is as follows:

	Acquisition Cost	Accumulated Depreciation	Net Book Value
Computers and related equipment	$ 283,950	$ (251,743)	$ 32,207
Furniture and fixtures	130,088	(129,947)	141
	$ 414,038	$ (381,690)	$ 32,348

An analysis of the accumulated depreciation for the year ended December 31, 2018 is as follows:

Beginning of year	$	366,172
Depreciation expense		15,518
End of year	$	381,690

5. Net Capital Requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital was approximately $120,236 which was approximately $20,000 in excess of its minimum requirement of $100,000. The Company continuously monitors and has been in compliance with its net capital requirement from 1/1/2019 through the issuance date of the audit report. The Company's ratio of aggregate indebtedness to net capital was 4.27 to 1.

COMMERCE STREET CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

6.   Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7.   Concentrations of Credit Risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution or the Securities Investor Protection Corporation ("SIPC") for up to $500,000 per institution which includes a $250,000 limit for cash. As of December 31, 2018, approximately $285,000 of the Company's cash was in excess of the FDIC insurance limits. As of December 31, 2018, the Company had no cash equivalents in excess of the SIPC insurance limits.

8.   Commitments and Contingencies

The Company, CSIA and CSCM have entered into a lease agreement commencing January 1, 2011 to lease its office facilities for its main office. This is a non-cancelable lease which expires July 14, 2022. Under the terms of the lease, payments escalate annually based on a predetermined payment schedule. The effects of the escalated rent payments and all other terms of the lease are being captured to report rent on a straight-line basis over the life of the lease.

The following is a schedule of the approximate future minimum lease payments required under the leases:

2019	$ 543,000
2020	568,000
2021	568,000
2022	306,000
	$ 1,985,000

Based on the allocation of certain joint expenses for the year beginning January 1, 2018, the Company expects to share approximately 26% of the above lease commitments with CSIA.

9. Sublease

The Company and CSIA have entered into a sub-lease agreement with a sub-tenant commencing on December 1, 2015. Under this sub-lease, payment escalates annually based on predetermined payment schedule. This sub-lease runs through July 14, 2022. After the first 24 months of the sub-lease, the sub-tenant has cancellation rights with a 6-month notice requirement. The effects of the escalated rent payments and all other terms of the lease are being captured to report rental income on a straight-line basis over the life of the lease.

The following is a schedule of the approximate future minimum sublease income required under the sub-lease:

2019	$	84,000
2020		86,000
2021		87,000
2022		61,000
	$	318,000

Based on the allocation of certain joint expenses for the year beginning January 1, 2018, the Company expects to share approximately 26% of the above lease commitments with CSIA.

10. Guarantees

In accordance with accounting guidance, guarantees include contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. In this regard, the Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. As of December 31, 2018, there were no amounts to be indemnified to the clearing brokers for these accounts.